SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                               ------------

                                 FORM 15

      Certification and Notice of Termination of Registration under
                 Section 12(g) of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                       and 15(d) of the Securities
                          Exchange Act of 1934.

                      Commission File Number 0-26388


                      FALCON DRILLING COMPANY, INC.
           ----------------------------------------------------
          (Exact name of registrant as specified in its charter)

                   SEE TABLE OF ADDITIONAL REGISTRANTS

                     1900 West Loop South, Suite 1800
                           Houston, Texas 77027
                              (713) 623-8984
                              --------------
           (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                  9 3/4% Series B Senior Notes due 2001
                  8 7/8% Series B Senior Notes due 2003
           12 1/2% Series B Senior Subordinated Notes due 2005
         ------------------------------------------------------
        (Title of each class of securities covered by this form)

       ------------------------------------------------------------
      (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]    Rule 12h-3(b)(1)(i)   [X]
            Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(ii) [ ]    Rule 12h-3(b)(2)(ii)  [ ]
                                        Rule 15d-6            [ ]

Approximate number of holders of record as of certification or notice date: 26 holders of the 9 3/4% Notes, 9 holders of the 12 1/2% Notes, and 22 holders of the 8 7/8% Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, R&B Falcon Corporation as successor issuer to Falcon Drilling Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 29, 1998       By:-----------------------------------
                                 Leighton E. Moss
                                 Senior Vice President and Counsel




                             TABLE OF ADDITIONAL REGISTRANTS
                     RELATING TO THE 9 3/4% SERIES B NOTES DUE 2001



                                      State or
                                       Other
                                    Jurisdiction
                                         of           Primary Standard
                                    Incorporation         Industrial     I.R.S. Employer
                                        or            Classification      Identification
            Name                    Organization         Code Number          Number
            ----                    -------------     ----------------   ---------------

Falcon Offshore, Inc...............    Delaware           1381            72-1237768
Falcon Drilling Management, Inc....    Delaware           1381            72-1169252
Falcon Drilling Holdings, L.P......    Delaware           1381            76-0326729
Turnstone Drilling Company, Inc....    Delaware           1381            72-1245092
FALRIG Offshore, Inc...............    Delaware           1381            52-1842943
Kestrel Offshore, Inc..............    Delaware           1381            72-1241840
Falcon Workover Company, Inc.......    Delaware           1381            72-1269801
Raptor Exploration Company, Inc....    Delaware           1311            72-1271700
FALRIG Offshore (USA), L.P.........    Delaware           1381            72-1236876
FALRIG Offshore Partners...........    Texas              1381            72-1237767
Falcon Services Company, Inc.......    Delaware           1381            72-1284464
Falcon Inland, Inc.................    Delaware           1381            72-1284465
Falcon Drilling de Venezuela, Inc..    Delaware           1381            72-1283561
